UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 24, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Exelon Corporation
File No. 1-16169

Exelon Generation Company, LLC
File No. 333-85496

CF #35899

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Exelon Corporation and Exelon Generation Company, LLC submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-K filed on February 9, 2018.

Based on representations by Exelon Corporation and Exelon Generation Company, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4) or as matters that are contained in personnel, medical or similar files that if disclosed would constitute an unwarranted invasion of privacy under the Freedom of Information Act, 5 U.S.C. 552(b)(6), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exelon Corporation	Exhibit 10.94	through November 28, 2024
Exelon Generation Company, LLC	Exhibit 10.94	through November 28, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary